FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Dawes Alan S.	2. Issuer Name and Ticker or Trading Symbol Delphi Corporation (DPH)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Vice Chairman and Chief Financial Officer
(Last) (First) (Middle) Delphi Corporation 5725 Delphi Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 2, 2003
(Street) Troy, MI 48098		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock(1)	01/02/02		A	V	58,824	A			D
Common Stock	01/02/03		F		5,541	D	$8.32		D
Common Stock	01/03/03		M		27,114	A	$7.50		D
Common Stock	01/03/03		F		25,494	D	$8.32	181,229(2)	D
Common Stock	01/03/03							9,818	I	(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option Plan	$7.50	01/03/03		M			27,114	(4)	01/02/13	Common Stock	27,114		0	D

Explanation of Responses:

(1) Grant of shares of restricted stock which earn dividend equivalents in the form of additional shares as and when dividends are paid on the issuer's Common Stock and which are subject to vesting over time and forfeiture upon the occurence of certain events. The first installment vested on January 2, 2003 and the reporting person had shares witheld to pay witholding taxes as reported in the following line.
(2) Includes dividend equivalents earned through the date of this report on the 2002 grant of restricted stock, see footnote (1). Also includes shares of restricted stock acquired as a result of previously reported awards, dividend equivalents earned through the date of this report on such prior awards, and direct holdings of Common Stock (including the shares received in excess of shares surrendered to pay the exercise price and satisfy tax withholding as a result of the reporting person's exercise of the employee stock option reported in this form) which are not restricted shares.
(3) Shares held in trust under Delphi Stock Savings Plan, State Street Bank as trustee, and invested in the Delphi Stock Fund, an investment option under the 401(k) Plan. Balance is as of December 31, 2002, the date of the last quarterly statement.
(4) Option granted under the issuer's Employee Stock Option Plan, vested in three equal annual installments on January 11, 1994, January 11, 1995 and January 11, 1996. As indicated on the previous page, the reporting person paid the exercise price and satisfied tax withholding obligations by surrendering previously owned shares.

By: /s/ Alan S. Dawes, by: Diane L. Kaye, pursuant to Power of Attorney **Signature of Reporting Person	01/03/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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